UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
____________________
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
ONEWATER MARINE INC.
(Name of Issuer)
CLASS A COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)
68280L 101
(CUSIP Number)
PHILIP AUSTIN SINGLETON, JR.
CHIEF EXECUTIVE OFFICER
ONEWATER MARINE INC.
6275 LANIER ISLANDS PARKWAY
BUFORD, GEORGIA 30518
(678) 541-6300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 12, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note. Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person Philip Austin Singleton, Jr.
2	Check the Appropriate Box if a Member of a Group (A): (B):
3	SEC Use Only
4	Source of Funds PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E)
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 4,333 (a)(b)
	8	Shared Voting Power 1,577,883 (c)
	9	Sole Dispositive Power 4,333 (a)(b)
	10	Shared Dispositive Power 1,577,883 (c)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,582,216
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 10.9% (d)
14	Type of Reporting Person IN
(a)    Includes 4,333 unvested restricted stock units, which settle within 60 days of January 12, 2024. Once settled, Mr. Singleton will have sole voting and dispositive power over the shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”) of OneWater Marine Inc. (the “Issuer”) underlying the restricted stock units.
(b)    Does not include 117,101 unvested restricted stock units, which do not settle within 60 days of January 12, 2024. Until settled, Mr. Singleton has no voting or dispositive power over the Class A Common Stock underlying the restricted stock units.
(c)    Includes (i) 590,183 shares of Class A Common Stock held directly by Auburn OWMH, LLLP (“Auburn LLLP”), (ii) 345,678 shares of Class A Common Stock held directly by the Philip Singleton Irrevocable Trust, dated December 24, 2015 (the “12/24 Trust”), (iii) 591,872 shares of Class A Common Stock held directly by the Austin Singleton Irrevocable Trust, dated December 30, 2015 (the “12/30 Trust”), and (iv) 50,150 shares of Class A Common Stock held directly by the Singleton Family Foundation, Inc. (the "Foundation"). The general partner of Auburn LLLP is Singleton Asset Management, LLC (“Singleton LLC”), for which Mr. Singleton’s spouse, Michelle Singleton, is the Manager and has voting and investment control over shares held by Auburn LLLP. The 12/24 Trust has independent trustees, but Mr. Singleton may be deemed to have voting and investment control over shares held by the 12/24 Trust. The 12/30 Trust has independent trustees, but Mr. Singleton may be deemed to have voting and investment control over shares held by the 12/30 Trust. Mr.

Singleton is President and Director of the Foundation and may be deemed to have voting and investment control over shares held by the Foundation. Mr. Singleton disclaims beneficial ownership of the securities held by the Foundation and has no pecuniary interest in such shares.
(d)    Based on 14,539,056 shares of Class A Common Stock outstanding on November 28, 2023, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2023.

1	Name of Reporting Person Michelle Singleton
2	Check the Appropriate Box if a Member of a Group (A): (B):
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E)
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 640,333 (a)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 640,333 (a)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 640,333
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 4.4% (b)
14	Type of Reporting Person IN
(a)    Includes (i) 590,183 shares of Class A Common Stock held directly by Auburn LLLP and (ii) 50,150 shares of Class A Common Stock held directly by the Foundation. The general partner of Auburn LLLP is Singleton LLC, for which Mrs. Singleton is the Manager and has voting and investment control over shares held by Auburn LLLP. Mrs. Singleton is a Director of the Foundation and may be deemed to have voting and investment control over shares held by the Foundation. Mrs. Singleton disclaims beneficial ownership of the securities held by the Foundation and has no pecuniary interest in such shares.
(b)    Based on 14,539,056 shares of Class A Common Stock outstanding on November 28, 2023, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2023.

1	Name of Reporting Person Auburn OWMH, LLLP
2	Check the Appropriate Box if a Member of a Group (A): (B):
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E)
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 590,183 (a)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 590,183 (a)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 590,183
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 4.1% (b)
14	Type of Reporting Person OO
(a)    Includes 590,183 shares of Class A Common Stock held directly by Auburn LLLP. The general partner of Auburn LLLP is Singleton LLC, for which Mrs. Singleton is the Manager and has voting and investment control over shares held by Auburn LLLP.
(b)    Based on 14,539,056 shares of Class A Common Stock outstanding on November 28, 2023, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2023.

1	Name of Reporting Person Singleton Asset Management, LLC
2	Check the Appropriate Box if a Member of a Group (A): (B):
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E)
6	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 590,183 (a)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 590,183 (a)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 590,183
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 4.1% (b)
14	Type of Reporting Person OO
(a)    Includes 590,183 shares of Class A Common Stock held directly by Auburn LLLP. The general partner of Auburn LLLP is Singleton LLC, for which Mrs. Singleton is the Manager and has voting and investment control over shares held by Auburn LLLP.
(b)    Based on 14,539,056 shares of Class A Common Stock outstanding on November 28, 2023, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2023.

1	Name of Reporting Person Philip Singleton Irrevocable Trust, dated December 24, 2015
2	Check the Appropriate Box if a Member of a Group (A): (B):
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E)
6	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 345,678 (a)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 345,678 (a)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 345,678
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 2.4% (b)
14	Type of Reporting Person OO
(a)    Includes 345,678 shares of Class A Common Stock held directly by the 12/24 Trust. The 12/24 Trust has independent trustees, but Mr. Singleton may be deemed to have voting and investment control over shares held by the 12/24 Trust.
(b)    Based on 14,539,056 shares of Class A Common Stock outstanding on November 28, 2023, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2023.

1	Name of Reporting Person Austin Singleton Irrevocable Trust, dated December 30, 2015
2	Check the Appropriate Box if a Member of a Group (A): (B):
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E)
6	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 591,872 (a)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 591,872 (a)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 591,872
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 4.1% (b)
14	Type of Reporting Person OO
(a)    Includes 591,872 shares of Class A Common Stock held directly by the 12/30 Trust. The 12/30 Trust has independent trustees, but Mr. Singleton may be deemed to have voting and investment control over shares held by the 12/30 Trust.
(b)    Based on 14,539,056 shares of Class A Common Stock outstanding on November 28, 2023, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2023.

1	Name of Reporting Person Singleton Family Foundation, Inc.
2	Check the Appropriate Box if a Member of a Group (A): (B):
3	SEC Use Only
4	Source of Funds AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E)
6	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 50,150 (a)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 50,150 (a)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,150
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 0.3% (b)
14	Type of Reporting Person CO
(a)    Includes 50,150 shares of Class A Common Stock held directly by the Foundation. Mr. Singleton is President and Director of the Foundation and may be deemed to have voting and investment control over shares held by the Foundation. Mr. Singleton disclaims beneficial ownership of the securities held by the Foundation and has no pecuniary interest in such shares.
(b)    Based on 14,539,056 shares of Class A Common Stock outstanding on November 28, 2023, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2023.

ITEM 1.    SECURITY AND ISSUER.
This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the Class A common stock, par value $0.01 per share (the “Class A Common Stock”), of OneWater Marine Inc., a Delaware corporation (the “Issuer”), and amends and supplements the statement on Schedule 13D originally filed by Mr. Singleton on September 30, 2021 (the “Prior Schedule 13D”).
Except as otherwise specified in this Amendment, all items left blank or not described herein remain unchanged in all material respects and any items that are reported are deemed to amend and restate the corresponding items in the Prior Schedule 13D. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings ascribed to them in the Prior Schedule 13D.
ITEM 2.    IDENTITY AND BACKGROUND.
Item 2 of the Prior Schedule 13D is hereby amended and restated in its entirety with the following:
The reporting persons filing this Schedule 13D are Philip Austin Singleton, Jr., his spouse Michelle Singleton, Singleton Asset Management, LLC, a Florida limited liability company (“Singleton LLC”), Auburn OWMH, LLLP, a Delaware limited liability limited partnership (“Auburn LLLP”), the Philip Singleton Irrevocable Trust, dated December 24, 2015 (the “12/24 Trust”), the Austin Singleton Irrevocable Trust, dated December 30, 2015 (the “12/30 Trust”), and the Singleton Family Foundation, Inc. (the “Foundation”). The general partner of Auburn LLLP is Singleton LLC, for which Mrs. Singleton is the Manager and has voting and investment control over the Class A Common Stock held by Auburn LLLP and for which Mr. Singleton is the Chief Executive Officer. The 12/24 Trust and 12/30 Trust (together, the “Trusts”) each have three independent co-trustees, Nancy Shields, Scott Beville and Darrell Lamb, who can act only by majority consent, but Mr. Singleton may be deemed to have voting and investment control over shares held by the Trusts. Mr. Singleton is President and Director of the Foundation and may be deemed to have voting and investment control over shares held by the Foundation. Mr. Singleton disclaims beneficial ownership of the securities held by the Foundation and has no pecuniary interest in such shares.
6275 Lanier Islands Parkway, Buford, Georgia 30518 may be used as the business address of Mr. Singleton, Mrs. Singleton, Auburn LLLP, Singleton LLC, the Trusts, and the Foundation.
Mr. Singleton’s principal occupation is Chief Executive Officer of the Issuer, a premium recreational boat retailer. Mrs. Singleton’s principal occupation is business manager. The principal business of each of Auburn LLLP, Singleton LLC, and the Trusts is to hold family investments. The principal business of the Foundation is charity.
Mr. Singleton and Mrs. Singleton are citizens of the United States, Singleton LLC is a Florida limited liability company, Auburn LLLP is a Delaware limited liability limited partnership, each of the Trusts is a trust organized under the laws of Florida, and the Foundation is a Florida not-for-profit corporation.
None of Mr. Singleton, Mrs. Singleton, Singleton LLC, Auburn LLLP, the Trusts, and the Foundation have, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 5.    INTEREST IN SECURITIES OF ISSUER.
Item 5 of the Prior Schedule 13D is hereby amended and restated in its entirety with the following:
The information set forth in Item 2, Item 3, Item 4 and Item 6 is hereby incorporated by reference in its entirety.
a.    Based on an estimate of 14,539,056 shares of Class A Common Stock outstanding on November 28, 2023, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2023, the shares of Class A Common Stock held by the Reporting Persons constitute an aggregate of 10.9% of the outstanding shares of Class A Common Stock of the Issuer. Please see row 13 of the applicable cover sheet to this Schedule 13D for each Reporting Person’s individual percentage ownership of the shares of Class A Common Stock of the Issuer.
Each Reporting Person disclaims beneficial ownership of the reported Class A Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Class A Common Stock for the purposes of Section 13(d) of the Act or any other purpose.

b.    With respect to the number of shares of Class A Common Stock as to which each Reporting Person has:
i.    sole power to vote or to direct the vote with respect to such shares, please see row 7 of the applicable cover sheet to this Schedule 13D for such Reporting Person;
ii.    shared power to vote or to direct the vote with respect to such shares, please see row 8 of the applicable cover sheet to this Schedule 13D for such Reporting Person;
iii.    sole power to dispose or direct the disposition of such shares, please see row 9 of the applicable cover sheet to this Schedule 13D for such Reporting Person; and
iv.    shared power to dispose or to direct the disposition of such shares, please see row 10 of the applicable cover sheet to this Schedule 13D for such Reporting Person.
c.    On November 27, 2023, the Foundation sold 8,800 shares of Class A Common Stock in an open-market transaction. On December 15, 2023, the Foundation sold 3,250 shares of Class A Common Stock in an open-market transaction.
d.    The right to receive dividends from, and proceeds from the sale of, the shares of Class A Common Stock held of record and/or beneficially owned by Auburn LLLP and Singleton LLC is governed by their respective limited partnership or limited liability company agreements and limited liability regulations, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to such limited partnership or membership interests.
The right to receive dividends from, and proceeds from the sale of, the shares of Class A Common Stock held of record and/or beneficially owned by each of the Trusts is governed by will, testamentary and testate law.
The right to receive dividends from, and proceeds from the sale of, the shares of Class A Common Stock held of record and/or beneficially owned by the Foundation is governed by its charter and bylaws.
e.    Not applicable.
ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
Item 6 of the Prior Schedule 13D is hereby amended and supplemented to add the following:
In connection with a personal loan, the 12/30 Trust entered into a pledge agreement on February 13, 2023, pursuant to which the 12/30 Trust granted to the lender a security interest in 51,826 shares of Class A Common Stock held by the 12/30 Trust.
ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
99.7	Joint Filing Agreement, dated as of January 12, 2024, by and among the Reporting Persons.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of January 12, 2024
PHILIP AUSTIN SINGLETON, JR.

/s/ Philip Austin Singleton, Jr.

MICHELLE SINGLETON

/s/ Philip Austin Singleton, Jr.,
as Attorney-in-Fact for Michelle Singleton

AUBURN OWMH, LLLP,

By: Singleton Asset Management, LLC, in its capacity as general partner of Auburn OWMH, LLLP

/s/ Philip Austin Singleton, Jr.,
as Attorney-in-Fact for Michelle Singleton
Title: Manager

SINGLETON ASSET MANAGEMENT, LLC

/s/ Philip Austin Singleton, Jr.,
as Attorney-in-Fact for Michelle Singleton
Title: Manager

PHILIP SINGLETON IRREVOCABLE TRUST,
DATED DECEMBER 24, 2015

/s/ Philip Austin Singleton, Jr.,
as Attorney-in-Fact for Scott Beville
Title: Co-Trustee

AUSTIN SINGLETON IRREVOCABLE TRUST, DATED DECEMBER 24, 2015

/s/ Philip Austin Singleton, Jr.,
as Attorney-in-Fact for Scott Beville
Title: Co-Trustee

SINGLETON FAMILY FOUNDATION, INC.

/s/ Philip Austin Singleton, Jr.
Title: President and Director
    1